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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NARA BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63080P105

(CUSIP Number)

Chong-Moon Lee
1245 Oakmead Parkway
Sunnyvale, CA 94085
(408) 523-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63080P105

1.	Name of Reporting Person: Chong-Moon Lee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,165,288

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,165,288

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,165,288

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
CUSIP No. 63080P105
Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share of Nara Bancorp, Inc., a Delaware corporation (the “Issuer”). Prior to August 31, 2005, Mr. Lee beneficially owned 724,366 shares of the Issuer’s common stock. On August 31, 2005, Mr. Lee and the Issuer entered into a Stock Purchase Agreement pursuant to which and subject to certain conditions, the Issuer will issue and Mr. Lee will purchase 1,440,922 additional shares of the Issuer’s common stock (the “Shares”). The sale of the Shares to Mr. Lee is anticipated to close on or about September 9, 2005.
The Issuer’s principal executive office is 3701 Wilshire Boulevard, Suite 220, Los Angeles, California 90010.
Item 2. Identity and Background.
This statement is being filed by Chong-Moon Lee. Mr. Lee is the Chairman and Chief Executive Officer of AmBex Venture Group, LLC and the Chairman of the Issuer. The principal business address of AmBex Venture Group, LLC is 1245 Oakmead Parkway, Sunnyvale, California 94085.
Mr. Lee has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lee is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
The purchase price of the 1,440,922 shares of the Issuer’s common stock is $19,999,997. Mr. Lee will use his personal funds for the acquisition of the Shares. Mr. Lee will not purchase any of the Shares with borrowed funds.
Item 4. Purpose of Transaction
Mr. Lee is acquiring the Shares for investment purposes only. Although Mr. Lee has no specific plan or proposal to acquire or dispose of the Shares, consistent with his investment purpose, he may from time to time acquire additional shares or dispose of any or all of his Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations.
Except as set forth above, Mr. Lee has no current plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material

Schedule 13D
CUSIP No. 63080P105
change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.
     Mr. Lee reserves the right to determine in the future whether to change any purpose or purposes described above or whether to adopt plans or proposals of the type specified above.
Item 5. Interest in Securities of the Company.
(a) Mr. Lee is the beneficial owner of 2,165,288 shares of the Issuer’s common stock. Mr. Lee beneficially owns 8.6% of the total outstanding common stock of the Issuer. The percentage of common stock beneficially owned by Mr. Lee is based on 23,694,596 total outstanding shares of common stock reported by the Issuer in its Form 10-Q for the period ended June 30, 2005, filed with the SEC on August 9, 2005.
(b) Mr. Lee has sole voting and sole dispositive power with respect to 2,165,288 shares.
(c) Mr. Lee has not effected any transaction in the common stock of the Issuer within the past sixty days.
(d) A portion of the shares of common stock beneficially owned by Mr. Lee is owned with Mr. Lee’s spouse, as community property under the laws of the State of California.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Lee does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the common stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1
Stock Purchase Agreement dated as of August 31, 2005 between Nara Bancorp, Inc. and Chong-Moon Lee, incorporated by reference herein from Exhibit 99.1 to the Form 8-K filed by the Issuer on September 7, 2005.

Schedule 13D
CUSIP No. 63080P105
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2005	/s/ Chong-Moon Lee
Chong-Moon Lee